Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration Statement No. 333-196235

October 21, 2014

PROSPECTUS SUPPLEMENT NO. 8

14,825,000 Shares of Common Stock

This prospectus supplement amends our prospectus dated June 19, 2014, as supplemented on July 15, 2014, July 21, 2014, August 6, 2014, August 8, 2014, September 26, 2014, October 1, 2014 and October 8, 2014 (the “Prospectus”) to allow the selling stockholders named in the Prospectus (the “Selling Stockholders”) to resell, from time to time, up to 14,825,000 shares of our common stock. The shares of our common stock covered by the Prospectus (the “Shares”) were issued by us to the selling stockholders in a private placement on May 20, 2014, as more fully described in the Prospectus.

This prospectus supplement is being filed to include the information set forth in our Current Reports on Form 8-K (other than information furnished pursuant to Items 2.02, 7.01 or 9.01) filed with the Securities and Exchange Commission (the “SEC”) on October 20, 2014 and October 21, 2014, which are set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

Our shares of common stock are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “PAH.”  The closing sale price on the NYSE for our shares of common stock on October 20, 2014 was $25.90 per share.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

Investing in our common stock involves risks.  You should carefully consider the risks that we have described in “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus, before investing in the Shares.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

            You should rely only on the information contained in the Prospectus, this prospectus supplement or any future prospectus supplement or amendment.  Neither we nor the selling stockholders have authorized anyone to provide you with different information.  The selling stockholders are not making an offer of their Shares in any state where such offer is not permitted.

The date of this Prospectus Supplement No. 8 is October 21, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
 Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  October 20, 2014

Platform Specialty Products Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-36272	37-1744899
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

5200 Blue Lagoon Drive Suite 855 Miami, Florida	33126
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 575-5850

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02     Results of Operations and Financial Condition.

On October 20, 2014, Platform Specialty Products Corporation (“Platform”) issued a press release announcing certain preliminary financial results for Platform’s third fiscal quarter ended September 30, 2014. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The press release furnished herewith presents adjusted EBITDA for the three and nine months ended September 30, 2010, which is a financial measure that is not in accordance with generally accepted accounting principles in the United States of America ("GAAP"). For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of a company's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statements of income, balance sheets or statements of cash flows (or equivalent statements) of the company, or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Pursuant to the requirements of Regulation G, Platform has provided reconciliations within the press release of adjusted EBITDA to the most directly comparable GAAP financial measures.

To supplement its consolidated financial statements presented in accordance with GAAP, Platform uses adjusted EBITDA because management of Platform uses such measure in monitoring and evaluating Platform's ongoing financial results, as well as to reflect Platform's acquisitions. Management believes such measure provides a more complete understanding of Platform's operational results and a meaningful comparison of Platform's performance between periods. This non-GAAP measure, however, may not be indicative of the results that Platform would expect to recognize for future periods, and should be considered in addition to, not a substitute for, measures of financial performance prepared in accordance with GAAP.

The information contained in this Item 2.02 and Exhibit 99.1 attached hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.  Such information shall not be incorporated by reference into any filing of Platform, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing.

Item 7.01  Regulation FD Disclosure.

On October 20, 2014, Platform issued a press release announcing that it had entered into a definitive agreement (the “Agreement”) to acquire Arysta LifeScience Limited, an Irish private limited company (“Arysta”), a leading global provider of crop solutions, with expertise in agrochemical and biological products (the “Arysta Acquisition”), for approximately $3.51 billion, subject to regulatory approval.  A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference. The purchase price consideration will consist of $2.91 billion in cash, subject to working capital and other adjustments, and $600 million of new Series B convertible preferred stock of Platform. The Arysta Acquisition is expected to be funded through a combination of cash on hand, debt (as described below), seller financing and possible other financings and is expected to close in the first half of 2015.

Platform will host a webcast/dial-in conference call to discuss Platform’s preliminary financial results for the third fiscal quarter ended September 30, 2014 and the Arysta Acquisition at 8:00 am (Eastern Time) on October 20, 2014. Participants on the call will include Daniel H. Leever, Chief Executive Officer and Frank J. Monteiro, Chief Financial Officer; and Wayne Hewett, President and Chief Executive Officer of Arysta.

To listen to the call by telephone, please dial (855) 357-3116 (domestic) or (484) 365-2867 (international) and provide the Conference ID: 23753003. The call will be simultaneously webcast at www.platformspecialtyproducts.com where supplemental slides will also be available for download. A replay of the call and webcast and a copy of the presentation will be available for three weeks shortly after completion of the live call at www.platformspecialtyproducts.com.

The information contained in this Item 7.01 and Exhibit 99.2 attached hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.  Such information shall not be incorporated by reference into any filing of Platform, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing.

Item 8.01     Other Events.

In connection with the Agreement, on October 20, 2014, Platform entered into a commitment letter (the “Debt Commitment Letter”) with Barclays Bank PLC, Credit Suisse AG, Credit Suisse Securities (USA) LLC, Nomura Corporate Funding Americas, LLC, Nomura Securities International, LLC, UBS AG, Stamford Branch and UBS Securities LLC (collectively, the “Commitment Parties”) for (i) $1.6 billion of first lien incremental term loans (the “Term Facility”) to be incurred under that certain Second Amended and Restated Credit Agreement dated as of August 6, 2014 (as amended, restated and/or otherwise modified from time to time, the “Existing Credit Agreement”) and (ii) senior unsecured bridge loans (the “Senior Bridge Facility” and together with the Term Facility, the “Facilities”) in an aggregate principal amount of $750 million for the purposes of financing the Arysta Acquisition and the fees and expenses in connection therewith, on the terms and subject to the conditions set forth in the Debt Commitment Letter. The Commitment Parties’ obligation to provide the Facilities is subject to a number of customary conditions precedent. Furthermore, Platform is under no obligation to borrow under the Facilities and, in connection with the Arysta Acquisition, may seek a number of alternative financings for the Arysta Acquisition in lieu of or in combination with the Financings, including, but not limited to, equity offerings, debt offerings, seller financing and other borrowings under our Existing Credit Agreement.

Item 9.01     Financial Statements and Exhibits.

(d)        Exhibits

Exhibit Number	Exhibit Title
99.1	Press release announcing certain preliminary financial results of Platform for the third fiscal quarter ended September 30, 2014 issued on October 20, 2014 (furnished only).
99.2	Press release announcing the Arysta Acquisition issued on October 20, 2014 (furnished only).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION

By:	/s/ Frank J. Monteiro
Name: Frank J. Monteiro
Title: Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press release announcing certain preliminary financial results of Platform for the third fiscal quarter ended September 30, 2014 issued on October 20, 2014 (furnished only).
99.2	Press release announcing the Arysta Acquisition issued on October 20, 2014 (furnished only).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
 Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):  October 20, 2014

Platform Specialty Products Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-36272	37-1744899
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

5200 Blue Lagoon Drive Suite 855 Miami, Florida	33126
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 575-5850

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01  Entry into a Material Definitive Agreement.

On October 20, 2014, Platform Specialty Products Corporation (“Platform”) entered into a Share Purchase Agreement (the “Agreement”) with Nalozo S.à.r.l., a Luxembourg limited liability company (the “Seller”) pursuant to which Platform agreed to acquire Arysta LifeScience Limited, an Irish private limited company (“Arysta”), a leading global provider of crop solutions, with expertise in agrochemical and biological products (the “Arysta Acquisition”), for approximately $3.51 billion, consisting of $2.91 billion in cash, subject to working capital and other adjustments, and $600 million of new Series B convertible preferred stock of Platform (the “Series B Convertible Preferred Stock”).

The closing of the Arysta Acquisition is subject to the satisfaction or waiver of certain customary and other closing conditions for transactions of this type, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and approvals of government authorities and antitrust authorities from certain non-U.S. jurisdictions.

The Agreement contains representations and warranties customary for transactions of this type.  However, no representations or warranties will survive the closing of the Arysta Acquisition, except for (i) the Seller’s representations with respect to its ownership of Arysta’s equity and its authority to enter into the Agreement and to consummate the Arysta Acquisition, and (ii) Platform’s representations with respect to its due organization, its authority to enter into the Agreement and to consummate the Arysta Acquisition, and its solvency immediately following the closing of the Arysta Acquisition.

The Seller has also agreed to various customary covenants and agreements regarding Arysta, including the Seller’s covenants to cause Arysta and its subsidiaries, during the period between the execution of the Agreement and the closing of the Arysta Acquisition, (A) to conduct their business in the ordinary course of business consistent with past practices and procedures, and (B) without the prior written consent of Platform (which consent will not be unreasonably withheld, conditioned or delayed), among other things, (i) not to make any amendments to the organizational documents of any of Arysta’s subsidiaries in a manner adverse to Platform in any material respect, (ii) not to purchase any securities or make any material investment in any person, or otherwise acquire direct or indirect control over any Person, (iii) not to incur, assume or guarantee any indebtedness as defined in the Agreement, except for borrowings under Arysta’s existing credit facilities in the ordinary course of business, (iv) not to sell, transfer, lease, sublease or otherwise dispose of any properties or assets other than immaterial assets or properties in the ordinary course of business, (v) not to amend or otherwise modify or terminate (other than allowing expiration according to its scheduled term) any of its material contracts other than in the ordinary course of business and (vi) not to engage in or take certain other kinds of transactions or actions during such period, as more fully described in the Agreement. Platform covenants, among other things, (A) during the period between the execution of the Agreement and the closing of the Arysta Acquisition, not to (i) acquire or agree to acquire, including by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, any business of any person or business organization if such acquisition or proposed acquisition could reasonably be expected to (a) delay any authorization from any governmental antitrust authority necessary to complete the Arysta Acquisition, (b) delay or adversely affect Platform’s ability to obtain debt financing in connection with the Arysta Acquisition or (c) delay or prevent the consummation of the Arysta Acquisition, (ii) amend, alter or repeal any of its organizational documents if such amendment, alteration or repeal would be adverse to the Seller in any material respect, (iii) declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any of its equity interests, except in respect of Platform’s Series A preferred stock and (iv) authorize or create any shares of any class or series of stock of Platform ranking senior to or on parity with the Series B Convertible Preferred Stock with respect to the payment of dividends, redemption or the distribution of assets upon any liquidation, dissolution or winding up of Platform, and (B) to reserve for issuance a sufficient number of shares of common stock of Platform for issuance upon conversion of the Series B Convertible Preferred Stock.

The Series B Convertible Preferred Stock may be converted into such number of shares of common stock of Platform as is determined by dividing a $1,000 liquidation preference by a conversion price of $27.14. Platform has also agreed to enter into a registration rights agreement with the Seller pursuant to which Platform would be obligated to file with the Securities and Exchange Commission (the “SEC”) a registration statement to register the resale of the shares of common stock of Platform issuable upon conversion of the Series B Convertible Preferred Stock. The forms of the certificate of designations for the Series B Preferred Stock and the registration rights agreement are attached as Exhibits A and B, respectively, to the Agreement, and are incorporated herein by reference.

The Agreement also contains customary provisions governing circumstances under which the parties may terminate the Agreement, including the right of Platform or the Seller, as the case may be, to terminate the Agreement if the transactions contemplated therein have not been consummated on or before June 1, 2015, subject to certain conditions and subject to extension to August 3, 2015 if certain regulatory approvals have not been obtained.  Neither Platform nor the Seller is responsible for a termination fee in any event.

The Arysta Acquisition is expected to be funded through a combination of cash on hand, debt, seller financing and possible other financings and is expected to close in the first quarter of 2015.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibits 2.1 and is incorporated herein by reference.

Item 9.01  Financial Statements and Exhibits.

(d)           Exhibits

Exhibit Number	Exhibit Title
2.1
Share Purchase Agreement, dated October 20, 2014, between Nalozo S.à.r.l. and Platform Specialty Products Corporation. Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to the Share Purchase Agreement have been omitted. Platform agrees to provide a copy of any such omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLATFORM SPECIALTY PRODUCTS CORPORATION

October 21, 2014	By:	/s/ Frank J. Monteiro
Name: Frank J. Monteiro
Title: Senior Vice President and Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
2.1
Share Purchase Agreement, dated October 20, 2014, between Nalozo S.à.r.l. and Platform Specialty Products Corporation. Pursuant to Item 601(b)(2) of Regulation S-K, the schedules to the Share Purchase Agreement have been omitted. Platform agrees to provide a copy of any such omitted schedule to the SEC upon request.